Exhibit 99.1

Maxar Technologies' DigitalGlobe awarded Global EGD contract renewal by the U.S. Government to provide on-demand access to mission-ready satellite imagery

WESTMINSTER, CO, Sept. 5, 2018 /CNW/ - DigitalGlobe, a Maxar Technologies company (formerly MacDonald, Dettwiler and Associates Ltd.) (NYSE: MAXR; TSX: MAXR), today announced the receipt of a renewal award for the Global Enhanced GEOINT Delivery (Global EGD) contract from the U.S. National Geospatial-Intelligence Agency (NGA). Global EGD provides U.S. Government users with on-demand access to mission-ready, high-resolution satellite imagery in multiple classification levels, typically within two to four hours after image collection.

Global EGD has been renewed for a seventh year, valued at $44 million. The agreement allows DigitalGlobe to continue providing warfighters, first responders, analysts and civil government users with access to current satellite imagery to inform their mission planning, disaster response and situational awareness with critical geospatial intelligence. Global EGD Year 7 adds access to the company's industry-leading Vivid global color mosaics, enhances the delivery of streaming imagery directly into NGA's foundational GEOINT production workflows, allowing end users to work with the data in their native environments, and allows users to leverage DigitalGlobe's Geospatial Big Data platform (GBDX) to scan through vast quantities of DigitalGlobe imagery and other data with machine learning to detect change and focus their efforts on areas where activity is happening.

"The use of Global EGD imagery products and services by a quarter million U.S. Government users demonstrates their ongoing need to consume, sort through, and make critical decisions in real-time with the highest quality commercial satellite imagery," said Dan Jablonsky, DigitalGlobe President. "We are proud to provide a tool that contributes to so many vital government applications and enables users to save lives, resources and time."

About DigitalGlobe

DigitalGlobe is the global leader in commercial high-resolution satellite imagery used by decision makers to better understand our changing planet in order to save lives, resources and time. Sourced from the world's leading constellation, our imagery solutions deliver unmatched coverage and capacity to meet our customers' most demanding mission requirements. Each day customers in defense and intelligence, public safety, civil agencies, map making and analysis, environmental monitoring, oil and gas exploration, infrastructure management, navigation technology, and providers of location-based services depend on DigitalGlobe data, information, technology and expertise to gain actionable insight. DigitalGlobe is a Maxar Technologies company (NYSE: MAXR; TSX: MAXR). For more information visit www.DigitalGlobe.com.

About Maxar Technologies

As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements

Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation.

Investor Relations Contact
Jason Gursky
Maxar Technologies
1-303-684-2207
jason.gursky@maxar.com

Media Contact
Kristin Carringer
DigitalGlobe
1-303-684-4352
kristin.carringer@digitalglobe.com

View original content:http://www.prnewswire.com/news-releases/maxar-technologies-digitalglobe-awarded-global-egd-contract-renewal-by-the-us-government-to-provide-on-demand-access-to-mission-ready-satellite-imagery-300707669.html

SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/September2018/05/c3247.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 20:47e 05-SEP-18